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SEC FILE NUMBER
8-36226

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Milkie/Ferguson Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N. Central Expressway, Suite 1700
(No. and Street)

Dallas	Texas	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC
Mail Processing
Section

FEB 2 6 2010

Washington, DC
121

BB 3/9

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ed Milkie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milkie/Ferguson Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward M. Milkie
Signature

President
Title

Jackie Lemons
Notary Public

Jackie A Lemons
Notary Public, State of Texas
My Commission Expires:
January 24, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MILKIE/FERGUSON INVESTMENTS, INC.

Report Pursuant to Rule 17a-5(d)

December 31, 2009

MILKIE/FERGUSON INVESTMENTS, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Milkie/Ferguson Investments, Inc.

We have audited the accompanying statement of financial condition of Milkie/Ferguson Investments, Inc., as of December 31, 2009, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milkie/Ferguson Investments, Inc., as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

C.F. & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MILKIE/FERGUSON INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 155,347
Due from brokers and dealers	782,429
Clearing deposit	50,000
Marketable securities	7,017
Income tax refund	3,548
Advances/employees and associates	77,261
Other receivables	5,664
Deposits	24,726
Deferred income tax benefit	46,396
Furniture and equipment - less accumulated depreciation of $360,659	90,990
Total Assets	$ 1,243,378

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 456,104
Deferred rent	225,132
Other liabilities	43,876
Income taxes payable	22,819
Total liabilities	747,931
Stockholders' equity	
Non-convertible, non-cumulative preferred stock, $1,000 par value, 10,000 shares authorized; 300 shares issued and outstanding	300,000
Common stock, $1 par value, 10,000 shares authorized; 2,260 issued and outstanding	2,260
Additional paid-in capital	317,044
Retained earnings (deficit)	(123,857)
Total stockholders' equity	495,447
Total Liabilities and Stockholders' Equity	$ 1,243,378

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
Statement of Income (Loss)
For the Year Ended December 31, 2009

Revenues	
Commissions and fees	$ 7,756,404
Interest income	196,546
Miscellaneous	198,520
	8,151,470
Expenses	
Interest	5,148
Clearance paid	419,185
Leased employees and commissions	5,869,537
Occupancy	332,771
Depreciation	39,203
Other operating expenses	1,526,275
	8,192,119
Income (loss) before taxes	(40,649)
Provision for income tax	(17,309)
Net Income (Loss)	$ (57,958)

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance, December 31, 2008	322	$ 322,000	2,260	$ 2,260	$ 328,044	$ (65,899)	$ 586,405
Purchase and retirement of Preferred Stock	(22)	(22,000)			(11,000)		(33,000)
Net income (loss)						(57,958)	(57,958)
Balance, December 31, 2009	300	$ 300,000	2,260	$ 2,260	$ 317,044	$ (123,857)	$ 495,447

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance, December 31, 2008	$ --
Increases	--
Decreases	--
Balance, December 31, 2009	$ --

The accompanying notes are an integral part of these financial statements.

MILKIE/FERGUSON INVESTMENTS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities	
Net income (loss)	$ (57,958)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	39,203
Deferred income taxes	(3,321)
Change in operating assets and liabilities:	
Increase in receivable from brokers and dealers	(37,841)
Decrease in income tax refund	61,528
Increase in other accounts receivable	(5,664)
Increase in advances	(3,788)
Decrease in marketable securities	1,384
Increase in accounts payable and accrued expenses	12,428
Decrease in other accrued liabilities	(53,043)
Increase in accrued income taxes payable	2,626
Decrease in deferred rent	(19,610)
Net cash provided (used) by operating activities	(64,056)
Cash flows from investing activities	
Purchase of furniture and equipment	(9,576)
Net cash provided (used) by investing activities	(9,576)
Cash flows from financing activities	
Purchase of preferred stock	(33,000)
Net cash provided (used) by financing activities	(33,000)
Net increase (decrease) in cash	(106,632)
Cash at beginning of year	261,979
Cash at end of year	$ 155,347
Supplemental schedule of cash flow information:	
Interest paid	$ 5,148
Income taxes paid	$ 25,938

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Significant Accounting Policies

Nature of Business

Milkie/Ferguson Investments, Inc. (the "Company"), incorporated in the state of Texas in 1986, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's office is located in Dallas, Texas. The Company's main source of revenue is providing brokerage services to small and middle-market businesses and middle-income individuals. Substantially all of the Company's business is conducted with customers located in the United States.

Proprietary securities transactions entered into for the account and risk of the Company are recorded on the trade date basis as adjusted through the clearing broker-dealer account.

Investment Securities

The fair value of investment securities is the market value based on quoted prices in active markets, or market prices provided by recognized broker dealers. All investments of the Company are Level 1 investments in accordance with FASB ASC 820, Fair Value Measurements.

Recent Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

Note 1 - Organization and Significant Accounting Policies, continued

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

See Note 10 for more information regarding the Company's evaluation of subsequent events.

Income Taxes

On December 30, 2008, the ("FASB") issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FASB ASC 740 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not some portion or all of the deferred tax asset will not be realized.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions

Note 1 - Organization and Significant Accounting Policies, continued

are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation

Fixed assets are carried at cost and depreciated over 3-7 year lives on the straight-line method.

The Company accounts for rent expense on a straight-line basis for financial reporting purposes. The difference between cash payments and rent expense is included in deferred rent on the balance sheet.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of approximately $229,212 and net capital requirements of $50,000. The Company's ratio of aggregated indebtedness to net capital was 3.26 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Clearing Agreement

The Company has a $50,000 clearing deposit with National Financial Services, LLC, under a "Fully Disclosed Correspondent Agreement" dated December 30, 2005. The Company does not carry customer accounts, clears all proprietary and customer's securities transactions on a fully disclosed basis through a clearing broker-dealer and is therefore, exempt under paragraph 15c3-3(k)(2)(ii) from the remaining provisions

Note 3 - Clearing Agreement, continued

of SEC Rule 15c3-3. Any customer funds or securities received are promptly forwarded to the Company's clearing broker-dealer. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

The Company's clearing agreement with its clearing broker-dealer contains an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealer to the extent of net loss on the unsettled trade. At December 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they aware, of any potential losses relating to this indemnification.

Note 4 - Income Taxes

The provision for income taxes for 2009 financial statements is as follows:

Federal	$ 5,510
State	(22,819)
	$ (17,309)

The provision for federal income taxes differs from the expense that would result from applying federal income tax statutory rates because of lack of deductibility of certain expenses.

The deferred income tax benefit of $46,396 results from differences between income tax and financial reporting for rent expense and depreciation.

Note 5 - Commitments and Contingencies

The Company executed long term leases, for its present facilities, ending in 2015. The future minimum lease expenditures are as follows:

Year ending December 31,	
2010	$ 315,428
2011	294,651

Note 5 - Commitments and Contingencies, continued

2012	266,940
2013	273,873
2014	277,340
Thereafter	280,807
	$1,709,039

The Company is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material effect on the financial position of the Company.

Note 6 - Retirement Plan

The Company sponsors a 401(k) plan (the "Plan") for the employees. The Plan offers the employees the opportunity to plan, save and invest for their future financial needs. The Company may make matching contributions to the plan at its discretion. During the year ended December 31, 2009, the Company did not make any contributions to the plan, but paid administrative expenses of $6,071.

Note 7 - Advertising

The Company expenses advertising as incurred. Advertising and direct marketing costs totaled $736,184 during 2009.

Note 8 - Concentration Risk

At December 31, 2009, and at various times throughout the year, the Company may have had cash balances in excess of Federally insured limits.

Note 9 - Related Party Transactions

During 2008, the Company assumed a liability from a related party for a settlement payable to a former customer. The settlement calls for payments of $4,200 per month through September 1, 2010 and a final payment of $4,600 on October 1, 2010. This liability is reported at December 31, 2009, as other liabilities in the amount of $42,407.

Note 10 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events," the Company has reviewed events that have occurred after December 31, 2009, through February 23, 2010, the date the financial statements were available for issuance. During this period, the Company did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2009

Schedule I

MILKIE/FERGUSON INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 495,447
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		495,447
Deductions and/or charges:		
Charges for excess bond		(4,000)
Non-allowable assets:		
Property and equipment, net	$ 90,990	
Other receivables	9,212	
Deposits	24,726	
Advances	77,261	
Deferred income tax benefit	46,396	(248,585)
Net capital before haircuts on securities positions		242,862
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(13,650)
Net capital		$ 229,212

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 747,931
Total aggregate indebtedness	$ 747,931

Schedule I (continued)

MILKIE/FERGUSON INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 49,862
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 179,212
Excess net capital at 1000%	$ 154,419
Ratio: Aggregate indebtedness to net capital	3.26 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per Company's (unaudited) FOCUS Part IIA	$ 257,395
Adjustments:	
Unrecorded liabilities	(28,183)
Net capital per audited financial statements	$ 229,212

Schedule II

MILKIE/FERGUSON INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Milkie/Ferguson Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of Milkie/Ferguson Investments, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Milkie/Ferguson Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Milkie/Ferguson Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Milkie/Ferguson Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for Milkie/Ferguson Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 23, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036226 FINRA DEC
MILKIE/FERGUSON INVESTMENTS INC 15*15
8750 N CENTRAL EXPY STE 1700
DALLAS TX 75231-6449

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JACK MERBLER 214-382-4777

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,705.74

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,341.37)
7-28-2009
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 5,364.37

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,364.37

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,364.37

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MILKIE FERGUSON INVESTMENTS INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8 day of FEBRUARY, 20 10.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,461,326.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,005,041.00
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	313,757.00
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	620.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rent and Expense Reimbursement	12,957.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3802.00	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 46,655.00	
Enter the greater of line (i) or (ii)	46,655.00
Total deductions	3,379,030.00
2d. SIPC Net Operating Revenues	$ 3082296.00
2e. General Assessment @ .0025	$ 7705.74

(to page 1 but not less than $150 minimum)